Exhibit 12.1

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Quarter Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes	$213,634	$746,709	$454,482	$351,460	$310,127	$192,319
Fixed charges	34,120	132,927	131,530	125,661	102,031	94,751

Earnings from Continuing Operations, as adjusted	$247,754	$879,636	$586,012	$477,121	$412,158	$287,070

Fixed Charges:
Interest Expense	$30,841	$118,301	$117,442	$114,004	$92,762	$86,252
Portion of rental expense representative of interest	3,279	14,626	14,088	11,657	9,269	8,499

Fixed Charges	$34,120	$132,927	$131,530	$125,661	$102,031	$94,751

Ratio of Earnings to Fixed Charges	7.3	6.6	4.5	3.8	4.0	3.0

Notes:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.